                           UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549


                           SCHEDULE 13D
                         (Amendment No. 1)


             UNDER THE SECURITIES EXCHANGE ACT OF 1934


                       CASINOVATIONS INCORPORATED
------------------------------------------------------------------------
                            (Name of Issuer)

                      Common Stock $.001 par value
------------------------------------------------------------------------
                     (Title of Class of Securities)

                               14761P 10 4
                ------------------------------------------
                             (CUSIP Number)


   Timothy Leybold; 6744 S. Spencer Street, Las Vegas, Nevada  89119;
                          Tel: (702) 733-7195
------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive
                      Notices and Communications)

                              May 28, 1999
------------------------------------------------------------------------
        (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            SCHEDULE 13D

CUSIP NO.       14761P 10 4                    PAGE   2   OF  5  PAGES


 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Richard S. Huson

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                (b)  [ ]

 3  SEC USE ONLY


 4  SOURCE OF FUNDS*
         OO

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                               [ ]
          Not applicable.

 6  CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

              7   SOLE VOTING POWER
                     437,336 shares
 NUMBER OF
   SHARES     8   SHARED VOTING POWER
BENEFICIALLY         2,831,502 shares
  OWNED BY
    EACH      9   SOLE DISPOSITIVE POWER
 REPORTING           437,336 shares
   PERSON
    WITH      10  SHARED DISPOSITIVE POWER
                     2,831,502 shares

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,268,838 shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                          [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          33.5%

14  TYPE OF REPORTING PERSON*
          IN

     This Amendment No. 1 amends the Schedule 13D, dated April 23, 1999 (the "Schedule 13D"), of Richard S. Huson with respect to the common stock, $.01 par value ("Common Stock"), of Casinovations Incorporated, a Nevada corporation (the "Issuer"). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     See response to Item 4.

ITEM 4.   PURPOSE OF TRANSACTION

     The filing of this Amendment No. 1 to Schedule 13D is a result of the purchase by Mr. Huson of 384,615 shares of Common Stock. Through a subscription agreement dated May 28, 1999, Mr. Huson and the Issuer agreed to convert $999,999 of outstanding indebtedness pursuant to that certain Promissory Note dated December 31, 1998 in the original principal amount of $1,235,000 issued by the Company in favor of Mr. Huson (the "Note") into 384,615 shares of Common Stock. The conversion rate for the conversion was $2.60 per share. The Issuer will re-issue the Note to reflect the reduction in the outstanding balance due under the Note.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER


     RICHARD S. HUSON

                                PRESENTLY OWNED         PERCENTAGE <F4>
                                ---------------         ---------------


Sole Voting Power                  437,336 <F1>,<F2>         4.48%
Shared Voting Power              2,831,502 <F3>             29.0%
Sole Dispositive Power             437,336 <F1>,<F2>         4.48%
Shared Dispositive Power         2,831,502 <F3>             29.0%
Total Beneficial Ownership       3,268,838                  33.5%


------------------
<F1> This amount represents 52,721 shares of Common Stock issuable to Mr. Huson upon the exercise of Class A Warrants and 384,615 shares of Common Stock issuance to Mr. Huson pursuant to the transaction described herein.

<F2> Shares of Common Stock may be subject to applicable community property laws.

<F3> This amount represents 70,000 shares of Common Stock held  by
Tower Rock Partners, LLC, an entity controlled by Mr. Huson, and 2,761,502 shares of Common Stock held by the Richard S. Huson Revocable Trust U/T/A dtd 09/04/98, a trust where Mr. Huson and Yvonne Huson, his wife, are co-trustees.

<F4> These percentages reflect the percentage share ownership with respect to the number of shares of Common Stock outstanding as of May 31, 1999.

                             SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: June 23, 1999            /s/ Richard S. Huson
                                ---------------------------------
                                RICHARD S. HUSON